

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2010

Abraham N. Reichental
Chief Executive Officer
3D Systems Corporation
333 Three D Systems Circle
Rock Hill, South Carolina 29730

Re: **3D Systems Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 24, 2010
File No. 001-34220

Dear Mr. Reichental:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief